                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                     FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



    (Mark One)


    [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

    For the fiscal year ended December 31, 1997


                                          OR


    [    ]    Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

    For the transition period from                  to
                                   ------------------  -------------------

    Commission File Number  33-44282


    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                       HONEYWELL  RETIREMENT  INVESTMENT  PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   HONEYWELL  INC.
                                   Honeywell  Plaza
                            Minneapolis,  Minnesota  55408

Included herewith and set forth on pages 2 to 10 hereof are the Honeywell Retirement Investment Plan Financial Statements for the Years Ended December 31, 1997 and 1996 and Supplemental Schedules for the Year Ended December 31, 1997 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

HONEYWELL RETIREMENT
INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1997 AND 1996
AND INDEPENDENT AUDITORS' REPORT

HONEYWELL RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
     Statements of Net Assets Available for Benefits, December 31,         2, 3
       1997 and 1996
     Statements of Changes in Net Assets Available for Benefits,
       Years Ended December 31, 1997 and 1996                              4, 5
     Notes to Financial Statements                                            6

INDEPENDENT AUDITORS' REPORT


Honeywell Retirement Investment Plan

We have audited the statement of net assets available for benefits of Honeywell Retirement Investment Plan (the Plan) as of December 31, 1997 and 1996 and the statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and it is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





Minneapolis, Minnesota
June 8, 1998

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997

----------------------------------------------------------------------------------------------
                                           (SUPPLEMENTAL INFORMATION BY FUND)
                                 -------------------------------------------------------------
                                                GOVERNMENT  SHORT-TERM    BONDS     STOCKS
                                    COMBINED      INCOME       BOND       PLUS       PLUS
                                      TOTAL        FUND        FUND       FUND       FUND
                                 -------------------------------------------------------------
ASSETS:
   Investments in Master Trusts   $2,985,981    $  807,708   $   1,021             $  870,563
   Investments in First Trust         41,541
   Other receivables                  19,915         7,308                              2,787
                                  ----------    ----------   ---------             ----------
         Total assets              3,047,437       815,016       1,021                873,350

LIABILITIES:
   Administration fees payable           357            74                                167
   Other payables                     10,175         7,308                              2,786
                                  ----------    ----------                         ----------
         Total liabilities            10,532         7,382                              2,953
                                  ----------    ----------   ---------  ---------  ----------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $3,036,905    $  807,634   $   1,021  $      -   $  870,397
                                  ----------    ----------   ---------  ---------  ----------
                                  ----------    ----------   ---------  ---------  ----------

---------------------------------------------------------------------------------------
                                           (SUPPLEMENTAL INFORMATION BY FUND)
                                    ---------------------------------------------------
                                                HONEYWELL  UNITED   COLUMBIA
                                     S&P 500      STOCK    INCOME    SPECIAL     JANUS
                                      FUND        FUND      FUND      FUND       FUND
                                    ---------------------------------------------------
ASSETS:
   Investments in Master Trusts     $  569,385  $ 476,681  $ 12,375  $59,753   $47,908
   Investments in First Trust
   Other receivables                                                             9,820
                                    ----------  ---------  --------  -------   -------
         Total assets                  569,385    476,681    12,375   59,753    57,728

LIABILITIES:
   Administration fees payable             116
   Other payables                           81
                                    ----------
         Total liabilities                 197
                                    ----------  ---------  --------  -------   -------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $  569,188  $ 476,681  $ 12,375  $59,753   $57,728
                                    ----------  ---------  --------  -------   -------
                                    ----------  ---------  --------  -------   -------

-----------------------------------------------------------------------------------------------------------
                                                T. ROWE      T. ROWE     T. ROWE
                                    VANGUARD     PRICE        PRICE      PRICE
                                      WORLD  INTERNATIONAL  SMALL CAP    EQUITY
                                     GROWTH      STOCK        VALUE      INCOME      ISOLATED   PARTICIPANT
                                      FUND       FUND         FUND        FUND         FUNDS       LOANS
                                 --------------------------------------------------------------------------
ASSETS:
   Investments in Master Trusts     $ 32,886   $  20,709     $ 25,661    $  3,963                $  57,368
   Investments in First Trust                                                         $ 41,541
   Other receivables
                                  ----------   ---------    ---------   ---------    ---------   ---------
         Total assets                 32,886      20,709       25,661       3,963       41,541      57,368

LIABILITIES:
   Administration fees payable
   Other payables

         Total liabilities
                                  ----------   ---------    ---------   ---------    ---------   ---------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $ 32,886   $  20,709     $ 25,661    $  3,963     $ 41,541   $  57,368
                                  ----------   ---------    ---------   ---------    ---------   ---------
                                  ----------   ---------    ---------   ---------    ---------   ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996

----------------------------------------------------------------------------------------------
                                    (SUPPLEMENTAL INFORMATION BY FUND)
                                 -------------------------------------------------------------
                                                GOVERNMENT  SHORT-TERM    BONDS     STOCKS
                                    COMBINED      INCOME       BOND       PLUS       PLUS
                                      TOTAL        FUND        FUND       FUND       FUND
                                 -------------------------------------------------------------
ASSETS:
   Investments in Master Trusts   $3,376,714    $  844,951   $   3,729  $   7,435  $  977,528
   Investments in First Trust        127,246
   Other receivables                  18,308        17,771                     62         475
                                  ----------    ----------   ---------  ---------  ----------
         Total assets              3,522,268       862,722       3,729      7,497     978,003

LIABILITIES:
   Administration fees payable         1,281           373          32         44         453
   Other payables                     18,682        17,771           6         92         749
                                  ----------    ----------   ---------  ---------  ----------
         Total liabilities            19,963        18,144          38        136       1,202
                                  ----------    ----------   ---------  ---------  ----------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $3,502,305    $  844,578   $   3,691  $   7,361  $  976,801
                                  ----------    ----------   ---------  ---------  ----------
                                  ----------    ----------   ---------  ---------  ----------

-------------------------------------------------------------------------------------
                                        (SUPPLEMENTAL INFORMATION BY FUND)
                                 ----------------------------------------------------
                                              HONEYWELL  UNITED   COLUMBIA
                                   S&P 500      STOCK    INCOME    SPECIAL    JANUS
                                    FUND        FUND      FUND      FUND      FUND
                                 ----------------------------------------------------
ASSETS:
   Investments in Master Trusts   $  588,264  $ 571,403  $      2  $72,394   $46,248
   Investments in First Trust
   Other receivables
                                  ----------  ---------  --------  -------   -------
         Total assets                588,264    571,403         2   72,394    46,248

LIABILITIES:
   Administration fees payable           379
   Other payables                         64
                                  ----------
         Total liabilities               443
                                  ----------  ---------  --------  -------   -------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $  587,821  $ 571,403  $      2  $72,394   $46,248
                                  ----------  ---------  --------  -------   -------
                                  ----------  ---------  --------  -------   -------

-----------------------------------------------------------------------------------------------------------
                                                (SUPPLEMENTAL INFORMATION BY FUND)
                                  ---------------------------------------------------------------------------
                                                 T. ROWE     T. ROWE      T. ROWE
                                     VANGUARD     PRICE       PRICE        PRICE
                                       WORLD  INTERNATIONAL SMALL CAP     EQUITY
                                      GROWTH      STOCK       VALUE       INCOME      ISOLATED  PARTICIPANT
                                       FUND       FUND        FUND         FUND         FUNDS      LOANS
                                   --------------------------------------------------------------------------

ASSETS:
   Investments in Master Trusts     $ 41,039   $  33,083     $ 18,495    $  7,246                $ 164,897
   Investments in First Trust                                                         $127,246
   Other receivables
                                    --------   ---------     --------    --------     --------   ---------
         Total assets                 41,039      33,083       18,495       7,246      127,246     164,897

LIABILITIES:
   Administration fees payable
   Other payables

         Total liabilities
                                    --------   ---------     --------    --------     --------   ---------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $ 41,039   $  33,083     $ 18,495    $  7,246     $127,246   $ 164,897
                                    --------   ---------     --------    --------     --------   ---------
                                    --------   ---------     --------    --------     --------   ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997

---------------------------------------------------------------------------------------------
                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                   ----------------------------------------------------------
                                               GOVERNMENT  SHORT-TERM    BONDS     STOCKS
                                    COMBINED     INCOME       BOND       PLUS       PLUS
                                      TOTAL       FUND        FUND       FUND       FUND
                                   ----------------------------------------------------------
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $ (697,549)  $  112,792  $  (6,331) $ (13,320) $ (162,615)

OTHER                               1,215,079     (320,543)     7,161     64,951     526,068
                                   ----------   ----------  ---------  ---------  ----------
                                      517,530     (207,751)       830     51,631     363,453

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                   ----------   ----------  ---------  ---------  ----------
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                                           359,133     (2,005)   (53,465)   (204,680)
                                   ----------   ----------  ---------  ---------  ----------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                      517,530      151,382     (1,175)    (1,834)    158,773

LOANS:
   Repayments                                       14,803                             3,683
   Distributions

DISTRIBUTIONS TO PARTICIPANTS        (976,584)    (200,029)    (1,654)    (5,594)   (268,070)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                (6,346)      (3,100)       159         67        (790)
                                   ----------   ----------  ---------  ---------  ----------
(DECREASE) INCREASE IN NET
   ASSETS                            (465,400)     (36,944)    (2,670)    (7,361)   (106,404)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                          3,502,305      844,578      3,691      7,361     976,801
                                   ----------   ----------  ---------  ---------  ----------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $3,036,905   $  807,634  $   1,021  $      -   $  870,397
                                   ----------   ----------  ---------  ---------  ----------
                                   ----------   ----------  ---------  ---------  ----------

----------------------------------------------------------------------------------------------------
                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                   -----------------------------------------------------------------
                                                                                          VANGUARD
                                               HONEYWELL   UNITED    COLUMBIA              WORLD
                                     S&P 500     STOCK     INCOME     SPECIAL    JANUS     GROWTH
                                      FUND       FUND       FUND       FUND       FUND      FUND
                                   -----------------------------------------------------------------
NET INVESTMENT INCOME
   IN MASTER TRUSTS                 $ (195,183) $(458,114)  $ (1,569)  $11,405   $ 6,934    $ 4,120

OTHER                                  531,689    430,617      1,580     8,364    14,175      3,500
                                    ----------  ---------  ---------  --------   -------   --------
                                       336,506    (27,497)        11    19,769    21,109      7,620

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                    ----------  ---------  ---------  --------   -------   --------
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                              (191,284)   145,095     12,283   (21,308)              20,008
                                    ----------  ---------  ---------  --------   -------   --------

TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                       145,222    117,598     12,294    (1,539)   21,109     27,628

LOANS:
   Repayments                           12,031      4,681         97        97     1,009      1,485
   Distributions

DISTRIBUTIONS TO PARTICIPANTS         (174,926)  (215,609)             (11,112)  (10,556)   (37,233)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                   (960)    (1,392)       (18)      (87)      (82)       (33)
                                    ----------  ---------  ---------  --------   -------   --------

(DECREASE) INCREASE IN NET
   ASSETS                              (18,633)   (94,722)    12,373   (12,641)   11,480     (8,153)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                             587,821    571,403          2    72,394    46,248     41,039
                                    ----------  ---------  ---------  --------    -------  --------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $  569,188  $ 476,681  $  12,375  $ 59,753   $57,728   $ 32,886
                                    ----------  ---------  ---------  --------   -------   --------
                                    ----------  ---------  ---------  --------   -------   --------

------------------------------------------------------------------------------------------------
                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                   -------------------------------------------------------------
                                    T. ROWE      T. ROWE      T. ROWE
                                     PRICE        PRICE        PRICE
                                 INTERNATIONAL  SMALL CAP     EQUITY
                                     STOCK        VALUE       INCOME     ISOLATED   PARTICIPANT
                                     FUND         FUND         FUND        FUNDS        LOANS
                                   -------------------------------------------------------------
NET INVESTMENT INCOME
   IN MASTER TRUSTS                 $ (2,327)   $  (1,281)    $  1,480                 $ 6,460

OTHER                                  8,755        7,160        5,026   $ (19,882)    (53,542)
                                    --------    ---------     --------   ---------    --------
                                       6,428        5,879        6,506     (19,882)    (47,082)

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions
   Employee pretax contributions
                                    --------    ---------     --------   ---------    --------
       Total contributions

TRANSFERS FROM (TO) OTHER
   FUNDS                             (12,283)         811       13,518     (65,823)
                                    --------    ---------     --------   ---------    --------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                      (5,855)       6,690       20,024     (85,705)    (47,082)

LOANS:
   Repayments                            327        1,255                              (39,468)
   Distributions

DISTRIBUTIONS TO PARTICIPANTS         (6,795)        (731)     (23,296)                (20,979)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                  (51)         (48)         (11)
                                    --------    ---------     --------   ---------    --------
(DECREASE) INCREASE IN NET
   ASSETS                            (12,374)       7,166       (3,283)    (85,705)   (107,529)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                            33,083       18,495        7,246     127,246     164,897
                                    --------    ---------     --------   ---------    --------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR          $ 20,709    $  25,661     $  3,963   $  41,541    $ 57,368
                                    --------    ---------     --------   ---------    --------
                                    --------    ---------     --------   ---------    --------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996

----------------------------------------------------------------------------------------------------
                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                   -----------------------------------------------------------------
                                                  GOVERNMENT    SHORT-TERM     BONDS        STOCKS
                                    COMBINED         INCOME        BOND        PLUS          PLUS
                                      TOTAL           FUND         FUND        FUND          FUND
                                   -----------------------------------------------------------------
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $   588,644    $    47,449    $(22,782)   $ 1,327     $  153,088

CONTRIBUTIONS:
   Employer contributions                4,424
   Rollover contributions              117,292         (4,309)                               (7,759)
   Employee pretax contributions        24,903          7,189         260         80          3,850
                                   -----------    -----------    --------    -------     ----------
       Total contributions             146,619          2,880         260         80         (3,909)

TRANSFERS FROM (TO) OTHER
   FUNDS                                               68,940       2,000      2,538         44,505
                                   -----------    -----------    --------    -------     ----------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                       735,263        119,269     (20,522)     3,945        193,684

LOANS:
   Repayments                                          16,090         457          7          7,518
   Distributions                                       (6,304)                               (7,828)

DISTRIBUTIONS TO PARTICIPANTS       (1,281,562)      (284,202)     17,008       (866)      (417,344)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                (11,549)        (1,790)       (429)      (685)        (4,781)
                                   -----------    -----------    --------    -------     ----------
INCREASE (DECREASE) IN NET
   ASSETS                             (557,848)      (156,937)     (3,486)     2,401       (228,751)

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                           4,060,153      1,001,515       7,177      4,960      1,205,552
                                   -----------    -----------    --------    -------     ----------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $ 3,502,305    $   844,578    $  3,691    $ 7,361     $  976,801
                                   -----------    -----------    --------    -------     ----------
                                   -----------    -----------    --------    -------     ----------

----------------------------------------------------------------------------------------------------------------------
                                                           (SUPPLEMENTAL INFORMATION BY FUND)
                                   -----------------------------------------------------------------------------------
                                                                                                              VANGUARD
                                                HONEYWELL       UNITED    COLUMBIA               SCUDDER       WORLD
                                     S&P 500      STOCK         INCOME    SPECIAL      JANUS   INTERNATIONAL   GROWTH
                                      FUND         FUND          FUND       FUND        FUND       FUND         FUND
                                   ------------------------------------------------------------------------------------
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $ 140,465    $ 210,418    $     506    $  8,906    $  8,133    $   453    $  8,949

CONTRIBUTIONS:
   Employer contributions                           4,424
   Rollover contributions                 44         (716)         (85)        (85)        (85)                  (382)
   Employee pretax contributions       4,336        4,483          106         663       1,026        179         707
                                   ---------    ---------    ---------    --------    --------    -------    --------
       Total contributions             4,380        8,191           21         578         941        179         325

TRANSFERS FROM (TO) OTHER
   FUNDS                              55,485     (168,751)                   1,253                 (2,701)      1,590
                                   ---------    ---------    ---------    --------    --------    -------    --------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                     200,330       49,858          527      10,737       9,074     (2,069)     10,864

LOANS:
   Repayments                         13,283        9,032           85         291       1,644         27       1,709
   Distributions                     (10,606)      (1,362)

DISTRIBUTIONS TO PARTICIPANTS       (205,452)    (236,595)      (7,433)     (8,481)    (10,122)    (6,039)    (11,398)

TRUSTEES' AND ADMINISTRATIVE
   FEES                               (3,035)        (624)          (5)        (52)        (41)        (3)        (52)
                                   ---------    ---------    ---------    --------    --------    -------    --------
INCREASE (DECREASE) IN NET
   ASSETS                             (5,480)    (179,691)      (6,826)      2,495         555     (8,084)      1,123

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                           593,301      751,094        6,828      69,899      45,693      8,084      39,916
                                   ---------    ---------    ---------    --------    --------    -------    --------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $ 587,821    $ 571,403    $       2    $ 72,394    $ 46,248    $     -    $ 41,039
                                   ---------    ---------    ---------    --------    --------    -------    --------
                                   ---------    ---------    ---------    --------    --------    -------    --------

-----------------------------------------------------------------------------------------------
                                             (SUPPLEMENTAL INFORMATION BY FUND)
                                   ------------------------------------------------------------
                                    T. ROWE     T. ROWE     T. ROWE
                                     PRICE       PRICE       PRICE
                                INTERNATIONAL  SMALL CAP    EQUITY
                                     STOCK       VALUE      INCOME     ISOLATED    PARTICIPANT
                                     FUND        FUND        FUND       FUNDS         LOANS
                                   ------------------------------------------------------------
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $  7,734    $  3,696    $  1,616                 $  18,686

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions              (238)       (229)               $  41,203       89,933
   Employee pretax contributions      1,444         214         366
                                   --------    --------    --------    ---------    ---------
       Total contributions            1,206         (15)        366       41,203       89,933

TRANSFERS FROM (TO) OTHER
   FUNDS                              2,748      12,161         424      (20,192)
                                   --------    --------    --------    ---------    ---------
TOTAL INVESTMENT INCOME,
   CONTRIBUTIONS,
   AND TRANSFERS                     11,688      15,842       2,406       21,011      108,619

LOANS:
   Repayments                         2,657       1,433         594                   (54,827)
   Distributions                                                                       26,100

DISTRIBUTIONS TO PARTICIPANTS       (49,986)     (7,431)     (9,922)                  (43,299)

TRUSTEES' AND ADMINISTRATIVE
   FEES                                 (37)         (6)         (9)
                                   --------    --------    --------    ---------    ---------
INCREASE (DECREASE) IN NET
   ASSETS                           (35,678)      9,838      (6,931)      21,011       36,593

NET ASSETS AVAILABLE FOR
   BENEFITS AT BEGINNING
   OF YEAR                           68,761       8,657      14,177      106,235      128,304
                                   --------    --------    --------    ---------    ---------
NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR         $ 33,083    $ 18,495    $  7,246    $ 127,246    $ 164,897
                                   --------    --------    --------    ---------    ---------
                                   --------    --------    --------    ---------    ---------

See accompanying notes to financial statements.

HONEYWELL RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Investment Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan were included in income in the year the contributions payable were accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

     INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.   PLAN DESCRIPTION

     GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings program designed to provide supplemental retirement benefits to certain employees. It succeeded Part B of the Sperry Retirement Program. Most legal provisions of the Sperry Plan remained unchanged, and the Plan continues to serve employees covered by a collective bargaining agreement which provided for coverage under the Plan.

     The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take such actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of the appointed trustees.

     In May 1996, the Sponsor sold the division to which the participants were employed. In accordance with the sale, participants can no longer contribute to the Plan and no longer receive contributions from the Sponsor. All participants became fully vested upon sale of the division. It is Honeywell's intent to hold these assets until the participants are eligible to access them under Plan provisions. There were no other significant changes to the provisions of the Plan.

     CONTRIBUTIONS - The following contributions are made to the Plan:

     (a) Prior to May 1996, the Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own contribution levels, subject to this maximum percentage. Contributions, including sponsor stock match contributions, are also subject to certain limitations.


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     (b)  Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distributions to their accounts.

     (c) Prior to May 1996, the Sponsor contributed between $.25 and $.50 in Honeywell Inc. stock to the participants' Performance Stock Match Fund accounts for each $1.00 participants contributed to their pretax accounts. Such sponsor contributions were limited to a maximum of 4% of the participants' pay. The amount of the Sponsor's contribution depended upon the Sponsor's return on investment (as defined).

     LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain loans in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax and pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least six months after the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

     PARTICIPATION - Employees are eligible to participate in the Plan only if they are classified regular full-time or regular part-time employees, are not covered by any other savings plan maintained by Honeywell Inc., and are covered under a collective bargaining agreement which provides for participation in the Plan.

     VESTING - Participants are 100% vested in the portion of their individual accounts attributable to their contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the Stock Match Fund after three years of service. In the event of plan termination, the individual participants' vested accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

     FORFEITURES - All nonvested sponsor contributions are forfeited by participants when they terminate employment. Prior to May 1996, such forfeitures are used to reduce the Sponsor's subsequent contributions.

     INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

          GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

          SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term and intermediate-term (one to five years) maturities.

          BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (one to ten) bonds and domestic stocks.

          STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.


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

          S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

          HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

          UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities - both high-quality corporate bonds and U.S. Treasury obligations.

          COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Stock Index.

          JANUS FUND - Invests primarily in a combination of large, established corporations and small, rapidly emerging companies.

          SCUDDER INTERNATIONAL FUND - Intends to diversify its foreign investments among several countries and not concentrate investments in any particular industry. During the 1996 plan year this fund option was eliminated.

          VANGUARD WORLD GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

          T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

          T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

     PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants shall be 100% vested in their accounts.

3.   INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

     At December 31, 1997 and 1996, the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive
     Life) guaranteed investment contracts (GICs), which represented approximately 1% of total net assets available for benefits in both years. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. Distributions have been received from the conservator totaling


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     approximately 80% of the contract balance immediately prior to the conservatorship. As of the report date, June 8, 1998, the Plan has received 91% of the contract balance. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator, and recoveries from various state guarantee funds, will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with the various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

     After the conservatorship was established, the Sponsor has isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.   INTERESTS IN MASTER TRUSTS

     The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1997 and 1996, the Plan's interest in the net assets of the master trusts was approximately .1% and .2%, respectively. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair value of investments held in master trusts (in thousands).

                                                              1997            1996
     Investments at fair value:
        Custom funds:
            Government Income Fund                         $  351,626       $  351,723
            Short-Term Bond Fund                               17,050           14,095
            Bonds Plus Fund                                    53,566           37,144
            Stocks Plus Fund                                  335,838          297,488
            S&P 500 Fund                                      550,320          403,903
            Honeywell Stock Fund                              486,146          440,043
        Mutual funds, primarily equity securities             450,322          335,143
        Participants' loans                                    36,203           35,634
                                                           ------------     ------------
                                                           $2,281,071       $1,915,173
                                                           ------------     ------------
                                                           ------------     ------------


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

       Investment income for master trust is as follows (in thousands):

       Net appreciation of fair value of investments:
          Custom funds:
              Short-Term Bond Fund                         $      1,063     $        604
              Bonds Plus Fund                                     6,437            2,874
              Stocks Plus Fund                                   55,009           38,909
              S&P 500 Fund                                      136,367           76,126
              Honeywell Stock Fund                               18,488          111,749
          Mutual funds, primarily equity securities              31,918           21,906
                                                           ------------     ------------
                                                                249,282          252,168
          Interest and dividends                                 64,274           57,377
                                                           ------------     ------------
                                                           $    313,556     $    309,545
                                                           ------------     ------------
                                                           ------------     ------------

     In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1997 and 1996, the Plan's interest in the net assets of the master trust was approximately 0.72%. The contract value of the GICs for the master trust was approximately $6.6 million and $17.6 million at December 31, 1997 and 1996, respectively.

5.   PARTIES-IN-INTEREST TRANSACTIONS

     There were no prohibited party-in-interest transactions during the years ended December 31, 1997 and 1996.

6.   INFORMATION PROVIDED BY TRUSTEES

     Plan funds are held in trust by trustees for the sole purpose of making investments, plan payments, and paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1997 were T. Rowe Price Trust Company and First Trust National Association.

     The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

     The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees.

     The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represented 5% or more of net assets available for benefits as of December 31, 1997 and 1996.


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                                      SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       HONEYWELL RETIREMENT INVESTMENT PLAN



Dated:   June 25, 1998                 By:  /s/ Jim Porter
                                           ----------------------------------



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Exhibit Index                                                            Page

Exhibit 23.1 -- Independent Auditors' Consent                              I